

September 3, 2010

<u>Via Facsimile (847) 945-1244 and U.S. Mail</u>

Andrew B. Szafran, CFO
APAC Customer Services, Inc.
Bannockburn Lake Office Plaza 1
2333 Waukegan Road, Suite 100
Bannockburn, Illinois 60015

> **Re: APAC Customer Services, Inc.**
> **Form 10-K for the Fiscal Year Ended January 3, 2010**
> **Filed March 1, 2010**
> **File No. 000-26786**

Dear Mr. Szafran:

We have reviewed your response letter dated July 21, 2010 in connection with the above-referenced filing and have the following comment.

<u>Part III Information (incorporated by reference from the definitive proxy statement filed on April 28, 2010)</u>

<u>Annual Cash Incentive, page 26</u>

1.   We note your response to comment 6 of our letter dated June 22, 2010 regarding the competitive harm that you believe would result from disclosure of the specific performance targets underlying your 2009 cash bonus payments. We are unable to concur with your conclusion that disclosure of these targets reasonably threatens competitive harm. In this regard, it is unclear from your response how disclosure of the revenue and pre-tax profit goals for your 2009 MIP would cause you competitive harm since your 2009 financial results have already been disclosed. If you are unable to provide satisfactory support for the conclusion that disclosure of specific performance targets for a completed financial period reasonably threatens competitive financial harm, you should disclose those targets in your response and confirm that you will disclose such performance targets in your future Form 10-K filings.

Please address any questions regarding this comment to Matthew Crispino, Staff Attorney, at (202) 551-3456 or, in his absence, to me at (202) 551-3462.

Sincerely,

Mark P. Shuman
Branch Chief - Legal